Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports First Quarter of 2026 Unaudited Financial Results

•	A total of 13,215 hotels or 1,303,563 hotel rooms in operation as of March 31, 2026.

•	Hotel turnover[1] increased 17.4% year-over-year to RMB26.4 billion in the first quarter of 2026. Excluding H World International (“HWI”)[2] , hotel turnover from the H World China (“HWC”)[3] segment increased 18.0% year-over-year in the first quarter of 2026. Hotel turnover from the HWI segment increased 9.6% year-over-year in the first quarter of 2026.

•	Revenue in the first quarter of 2026 increased 11.1% year-over-year to RMB6.0 billion (US$870 million)[4]. Manachised and franchised (“M&F”) revenue increased 20.3% year-over-year to RMB3.0 billion (US$436 million) over the same period. Revenue from the HWC segment in the first quarter of 2026 was RMB5.0 billion, which increased 12.4% year-over-year; and HWI segment revenue in the first quarter of 2026 was RMB972 million, which increased 5.1% year-over-year.

•	Net income attributable to H World Group Limited was RMB817 million (US$118 million) in the first quarter of 2026, compared with RMB894 million in the first quarter of 2025 and RMB1.2 billion in the previous quarter.

•	EBITDA (non-GAAP) in the first quarter of 2026 was RMB1.6 billion (US$232 million), compared with RMB1.6 billion in the first quarter of 2025 and RMB2.1 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB1.9 billion (US$269 million) in the first quarter of 2026, compared with RMB1.5 billion in the first quarter of 2025 and RMB2.2 billion in the previous quarter.

•	Adjusted EBITDA is our segment measure. Adjusted EBITDA from the HWC segment was RMB1.9 billion in the first quarter of 2026, compared with RMB1.6 billion in the first quarter of 2025 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the HWI segment was a loss of RMB56 million in the first quarter of 2026, compared with a loss of RMB78 million in the first quarter of 2025 and a gain of RMB327 million in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and owned, manachised and franchised hotels).
[2]	HWI refers to H World International, which includes all hotels operating outside China.
[3]	HWC refers to H World China, which includes all hotels operating inside China.
[4]	The conversion of Renminbi (“RMB”) into U.S. dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8980 on March 31, 2026, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Singapore/Shanghai, China, May 15, 2026 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the first quarter ended March 31, 2026.

As of March 31, 2026, H World’s worldwide hotel network in operation totaled 13,215 hotels and 1,303,563 rooms, including 13,095 hotels from HWC and 120 hotels from HWI. During the first quarter of 2026, our HWC business opened 537 hotels, including 4 leased and owned (“L&O”) hotels, and 533 M&F hotels, and closed a total of 177 hotels, including 12 L&O hotels, and 165 M&F hotels. As of March 31, 2026, H World had a total of 2,894 unopened hotels in our pipeline, including 2,865 hotels from the HWC business and 29 hotels from the HWI business.

HWC – First Quarter of 2026 Operational Highlights

As of March 31, 2026, HWC had 13,095 hotels in operation, including 502 L&O hotels, and 12,593 M&F hotels. In addition, as of the same date, HWC had 1,278,531 hotel rooms in operation, including 75,839 rooms under the L&O model, and 1,202,692 rooms under the M&F models. HWC also had 2,865 unopened hotels in its pipeline, including 11 L&O hotels, and 2,854 M&F hotels. The following discusses HWC’s average daily room rate (“ADR”), occupancy rate and revenue per available room (“RevPAR”) for L&O HWC hotels, as well as for M&F HWC hotels for the periods indicated.

• The HWC ADR was RMB285 in the first quarter of 2026, compared with RMB272 in the first quarter of 2025 and RMB288 in the previous quarter.

• The occupancy rate for all of the HWC hotels in operation was 75.1% in the first quarter of 2026, compared with 76.2% in the first quarter of 2025 and 78.4% in the previous quarter.

• Blended HWC RevPAR was RMB214 in the first quarter of 2026, compared with RMB208 in the first quarter of 2025 and RMB226 in the previous quarter.

• For all of the HWC hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB208 in the first quarter of 2026, representing a 2.3% decrease from RMB213 in the first quarter of 2025, with a 1.4% increase in same-hotel ADR and a 2.8 percentage-point decrease in same-hotel occupancy rate.

HWI – First Quarter of 2026 Operational Highlights

As of March 31, 2026, HWI had 120 hotels in operation, including 63 leased hotels, and 57 M&F hotels. In addition, as of the same date, HWI had 25,032 hotel rooms in operation, including 13,444 rooms under the lease model, and 11,588 rooms under the M&F models. HWI also had 29 unopened hotels in the pipeline, including 8 leased hotels and 21 M&F hotels. The following discusses HWI’s ADR, occupancy rate and RevPAR for leased as well as for M&F HWI hotels (excluding hotels temporarily closed) for the periods indicated.

• The HWI ADR5 was USD127 in the first quarter of 2026, compared with USD125 in the first quarter of 2025 and USD140 in the previous quarter.

• The occupancy rate for all HWI hotels in operation was 63.3% in the first quarter of 2026, compared with 61.2% in the first quarter of 2025 and 72.5% in the previous quarter.

• Blended HWI RevPAR5 was USD80 in the first quarter of 2026, compared with USD76 in the first quarter of 2025 and USD101 in the previous quarter.

Jin Hui, CEO of H World commented: “In the first quarter of 2026, we maintained steady network expansion with 537 new hotel openings in China. We are well on track to meet our full-year gross opening target of approximately 2,200 to 2,300 hotels. Supported by continuous product upgrades and a series of revenue management optimization initiatives, our blended HWC ADR increased 4.5% year-over-year and drove a 3.0% year-over-year increase in blended RevPAR, representing a sequential quarter-over-quarter improvement. Looking ahead, we will continue to pursue high-quality hotel network expansion, strengthen our brand positioning, enhance member-centric sales capabilities underpinned by the H Rewards membership program, and further deepen our technology and AI development.”

“To better and more accurately reflect our future development prospects, we have adopted the new HWC and HWI disclosure framework and terminology beginning this quarter, where the acronym ‘HWC’ refers to our operations inside China, and ‘HWI’ covers all of our hotel operations outside China. In the first quarter of 2026, our HWI segment recorded a 5.0% year-over-year blended RevPAR increase, with a 1.6% increase in ADR and a 2.1 percentage-point increase in occupancy rate. ”

First Quarter of 2026 Unaudited Financial Results

(RMB in millions)	Q1 2025	Q4 2025	Q1 2026
Revenue:
Leased and owned hotels	2,789	3,266	2,750
Manachised and franchised hotels	2,499	3,023	3,006
Others	107	236	240
Total revenue	5,395	6,525	5,996

Revenue in the first quarter of 2026 was RMB6.0 billion (US$870 million), representing an 11.1% year-over-year increase and an 8.1% quarter-over-quarter decline. Revenue from the HWC segment in the first quarter of 2026 was RMB5.0 billion, representing a 12.4% year-over-year increase and a 3.6% quarter-over-quarter decline. The 12.4% HWC year-over-year increase was mainly driven by continued hotel network expansion and improved RevPAR performance. Revenue from the HWI segment in the first quarter of 2026 was RMB972 million, representing a 5.1% year-over-year increase and a 26.1% quarter-over-quarter decline.

[5]	Period comparisons of ADR and RevPAR are presented on a constant U.S. dollar basis, which is calculated by applying current-period quarterly average exchange rates to the prior comparable period.

Revenue from leased and owned (L&O) hotels in the first quarter of 2026 was RMB2.8 billion (US$399 million), representing a 1.4% year-over-year decrease and a 15.8% quarter-over-quarter decline. Revenue from L&O hotels from the HWC segment in the first quarter of 2026 was RMB1.8 billion, representing a 4.5% year-over-year decrease, as we continue exiting L&O hotels. Revenue from L&O hotels from the HWI segment in the first quarter of 2026 was RMB929 million, representing a 5.2% year-over-year increase.

Revenue from manachised and franchised (M&F) hotels in the first quarter of 2026 was RMB3.0 billion (US$436 million), representing a 20.3% year-over-year increase and remaining largely flat from quarter-over-quarter. HWC segment revenue from M&F hotels in the first quarter of 2026 was RMB3.0 billion, representing a 20.6% year-over-year increase, driven by hotel network expansion. HWI segment revenue from M&F hotels in the first quarter of 2026 was RMB31 million, representing flat year-over-year performance, partly attributable to the closure of 4 M&F hotels during the quarter.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of technical services, procurement platform and Huazhu Mall™ and other revenue from the HWI segment, totaling RMB240 million (US$35 million) in the first quarter of 2026, compared to RMB107 million in the first quarter of 2025 and RMB236 million in the previous quarter.

(RMB in millions)	Q1 2025	Q4 2025	Q1 2026
Operating costs and expenses:
Hotel operating costs	(3,604)	(3,921)	(3,655)
Other operating costs	(11)	(23)	(18)
Selling and marketing expenses	(243)	(379)	(286)
General and administrative expenses	(512)	(545)	(560)
Pre-opening expenses	(3)	(14)	(11)
Total operating costs and expenses	(4,373)	(4,882)	(4,530)

Hotel operating costs in the first quarter of 2026 were RMB3.7 billion (US$529 million), reflecting a 1.4% year-over-year increase. The 1.4% year-over-year increase was mainly due to a 1.9% year-over-year increase in HWC. As we continue to pursue an asset-light strategy, our hotel operating costs as a percentage of revenue have decreased by 5.8 percentage points year-over-year.

Selling, General and administrative expenses (SG&A) in the first quarter of 2026 were RMB846 million (US$122 million), reflecting a 12.1% year-over-year increase, with a 14.3% year-over-year increase in HWC and a 5.6% year-over-year increase in HWI.

Other operating income, net in the first quarter of 2026 was RMB22 million (US$3 million), compared to RMB60 million in the first quarter of 2025 and RMB259 million in the previous quarter.

Income from operations in the first quarter of 2026 was RMB1.5 billion (US$217 million), reflecting a 37.5% year-over-year increase, driven primarily by a 31.8% year-on-year increase in HWC together with a 12.1% year-over-year increase in HWI.

Operating margin, defined as income from operations as a percentage of revenue, was 24.8% in the first quarter of 2026, compared with 20.1% in the first quarter of 2025 and 29.1% in the previous quarter. The year-over-year margin improvement was mainly driven by a higher revenue contribution from our M&F businesses, consistent with our asset-light expansion strategy.

Income tax expense in the first quarter of 2026 was RMB481 million (US$70 million), compared to RMB377 million in the first quarter of 2025 and RMB571 million in the previous quarter. The higher income tax expense in the quarter was due to non-deductible items.

Net income attributable to H World Group Limited in the first quarter of 2026 was RMB817 million (US$118 million), reflecting an 8.6% year-over-year decrease, mainly due to a 10.0% year-over-year decrease in HWC.

EBITDA (non-GAAP) in the first quarter of 2026 was RMB1.6 billion (US$232 million), compared with RMB1.6 billion in the first quarter of 2025 and RMB2.1 billion in the previous quarter.

Adjusted EBITDA, which excluded the following from EBITDA (non-GAAP): share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB1.9 billion (US$269 million) in the first quarter of 2026, compared with RMB1.5 billion in the first quarter of 2025 and RMB2.2 billion in the previous quarter. Adjusted EBITDA from the HWC segment, which is a segment measure, was RMB1.9 billion in the first quarter of 2026, compared with RMB1.6 billion in the first quarter of 2025 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the HWI segment, which is a segment measure, was a loss of RMB56 million in the first quarter of 2026, compared with a loss of RMB78 million in the first quarter of 2025 and a gain of RMB327 million in the previous quarter.

Cash flow. Operating cash inflow in the first quarter of 2026 was RMB233 million (US$33 million). Investing cash inflow in the first quarter of 2026 was RMB1.4 billion (US$207 million). Financing cash inflow in the first quarter of 2026 was RMB416 million (US$60 million).

Cash, cash equivalents and restricted cash. As of March 31, 2026, the Company had a total balance of cash and cash equivalents of RMB12.4 billion (US$1.8 billion) and restricted cash of RMB141 million (US$20 million).

Debt financing. As of March 31, 2026, the Company had total debt of RMB6.2 billion (US$897 million). The net cash balances, which include cash and cash equivalents, restricted cash, net of short-term and long-term debt, amounted to RMB6.3 billion (US$915 million).

In May 2020, the Company issued US$500 million of Convertible Senior Notes (the “2026 Notes”). The 2026 Notes matured on May 1, 2026, upon which an aggregate principal of US$499.6 million under the notes was converted into 13 million ADSs. The Company redeemed the remaining principal balance of US$0.4 million of the 2026 Notes.

Resignation of Director

The board of directors of the Company (the “Board”) hereby announces that Ms. Jie Zheng has informed the Board to resign as an executive Director, effective from May 15, 2026, to pursue other interests. Ms.Zheng has kindly agreed to continue to support the Company as a senior advisor to the Company to ensure a smooth transition. During her tenure, Ms. Zheng actively and diligently discharged her duties as an executive Director of the Company, in particular in successfully returning the European business to profitability. The Board hereby expresses its sincere gratitude to Ms.Zheng for her highly effective work during her tenure and her contributions to the development of the Company.

Conference Call

H World’s management will host a conference call at 7 a.m. (U.S. Eastern time) on Friday, May 15, 2026 (or 7 p.m. (Hong Kong time) on Friday, May 15, 2026) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BIec456343c7c34361958c8a8dfcab30c8. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/apgspznn or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/American Depositary Share (“ADS”) excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of Company’s hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2026, H World operated 13,215 hotels with 1,303,563 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes L&O and M&F models. Under the L&O model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2026, H World operated 7 percent of its hotel rooms under the L&O model, and 93 percent under the M&F model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2025	March 31, 2026
	RMB	RMB	US$[6]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	10,386	12,360	1,792
Restricted cash	146	141	20
Short-term investments	4,894	3,310	480
Accounts receivable, net	723	787	114
Loan receivables - current, net	87	80	12
Amounts due from related parties, current	272	237	34
Inventories	57	52	8
Other current assets, net	870	834	121
Total current assets	17,435	17,801	2,581

Property and equipment, net	5,230	5,082	737
Intangible assets, net	5,028	4,895	710
Operating lease right-of-use assets	24,983	24,481	3,549
Finance lease right-of-use assets	2,394	2,291	332
Land use rights, net	155	153	22
Long-term investments	1,369	1,373	199
Goodwill	5,428	5,339	774
Amounts due from related parties, non-current	42	38	6
Loan receivables, net	132	117	16
Other assets, net	752	756	110
Deferred tax assets	1,157	1,174	170
Assets held for sale	669	663	96
Total assets	64,774	64,163	9,302

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	5,337	3,749	543
Accounts payable	1,020	962	139
Amounts due to related parties	129	83	12
Salary and welfare payables	1,188	854	124
Deferred revenue	1,823	1,844	268
Operating lease liabilities, current	3,478	3,467	503
Finance lease liabilities, current	59	59	9
Accrued expenses and other current liabilities	4,902	4,533	657
Dividends payable	0	2,768	401
Income tax payable	1,191	752	109
Total current liabilities	19,127	19,071	2,765

Long-term debt	479	2,438	354
Operating lease liabilities, non-current	23,653	23,101	3,349
Finance lease liabilities, non-current	3,063	2,945	427
Deferred revenue	1,602	1,640	238
Other long-term liabilities	1,925	1,957	284
Deferred tax liabilities	1,187	1,168	169
Retirement benefit obligations	109	106	15
Liabilities held for sale	671	636	92
Total liabilities	51,816	53,062	7,693

Equity:
Ordinary shares	0	0	0
Treasury shares	(662)	(575)	(83)
Additional paid-in capital	9,653	9,653	1,399
Retained earnings	3,614	1,675	243
Accumulated other comprehensive income	199	194	28
Total H World Group Limited shareholders' equity	12,804	10,947	1,587
Noncontrolling interest	154	154	22
Total equity	12,958	11,101	1,609
Total liabilities and equity	64,774	64,163	9,302

[6]	The conversion of Renminbi (“RMB”) into U.S. dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8980 on March 31, 2026, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,789	3,266	2,750	399
Manachised and franchised hotels	2,499	3,023	3,006	436
Others	107	236	240	35
Total revenue	5,395	6,525	5,996	870

Operating costs and expenses:
Hotel operating costs:
Rents	(1,027)	(1,046)	(964)	(139)
Utilities	(177)	(154)	(167)	(24)
Personnel costs	(1,371)	(1,468)	(1,445)	(210)
Depreciation and amortization	(301)	(289)	(275)	(40)
Consumables, food and beverage	(269)	(314)	(253)	(36)
Others	(459)	(650)	(551)	(80)
Total hotel operating costs	(3,604)	(3,921)	(3,655)	(529)
Other operating costs	(11)	(23)	(18)	(3)
Selling and marketing expenses	(243)	(379)	(286)	(41)
General and administrative expenses	(512)	(545)	(560)	(81)
Pre-opening expenses	(3)	(14)	(11)	(2)
Total operating costs and expenses	(4,373)	(4,882)	(4,530)	(656)
Other operating income (expense), net	60	259	22	3
Income (loss) from operations	1,082	1,902	1,488	217
Interest income	49	62	65	9
Interest expense	(74)	(86)	(76)	(11)
Other income (expense), net	22	(79)	(18)	(3)
Gain (loss) from fair value changes of equity securities	(12)	1	(5)	(1)
Foreign exchange gain (loss)	208	(44)	(166)	(24)
Income (loss) before income taxes	1,275	1,756	1,288	187
Income tax (expense) benefit	(377)	(571)	(481)	(70)
Income (Loss) from equity method investments	1	(0)	12	2
Net income (loss)	899	1,185	819	119
Net (income) loss attributable to noncontrolling interest	(5)	(12)	(2)	(1)
Net income (loss) attributable to H World Group Limited	894	1,173	817	118

Gain (loss) arising from defined benefit plan, net of tax	-	10	-	-
Gain (loss) from fair value changes of debt securities, net of tax	-	(12)	-	-
Foreign currency translation adjustments, net of tax	(58)	(4)	(5)	(1)
Comprehensive income (loss)	841	1,179	814	118
Comprehensive (income) loss attributable to noncontrolling interest	(5)	(12)	(2)	(1)
Comprehensive income (loss) attributable to H World Group Limited	836	1,167	812	117

Earnings (Losses) per share:
Basic	0.29	0.38	0.27	0.04
Diluted	0.28	0.37	0.26	0.04

Earnings (Losses) per ADS:
Basic	2.91	3.82	2.66	0.39
Diluted	2.85	3.68	2.58	0.37

Weighted average number of shares used in computation:
Basic	3,066,765,293	3,068,046,594	3,072,694,153	3,072,694,153
Diluted	3,232,049,635	3,256,974,776	3,270,612,951	3,270,612,951

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	899	1,185	819	119

Share-based compensation	77	81	86	12
Depreciation and amortization, and other	319	302	292	42
Impairment loss	5	90	4	1
Loss (income) from equity method investments, net of dividends	(1)	1	(12)	(2)
Investment (income) loss and foreign exchange (gain) loss	(228)	52	245	35
Changes in operating assets and liabilities	(288)	1,684	(1,119)	(162)
Other	(203)	48	(82)	(12)
Net cash provided by (used in) operating activities	580	3,443	233	33

Investing activities:
Capital expenditures	(240)	(205)	(182)	(26)
Purchase of investments	(2,065)	(2,482)	(2,210)	(320)
Proceeds from maturity/sale and return of investments	3,031	3,637	3,787	549
Loan advances	(10)	(15)	(8)	(1)
Loan collections	40	35	34	5
Other	1	38	3	0
Net cash provided by (used in) investing activities	757	1,008	1,424	207

Financing activities:
Payment of share repurchase	(430)	(337)	-	-
Proceeds from debt	-	1,415	2,071	300
Repayment of debt	(166)	(2,233)	(1,632)	(237)
Other	(32)	(1)	(23)	(3)
Net cash provided by (used in) financing activities	(628)	(1,156)	416	60

Effect of exchange rate changes on cash, cash equivalents and restricted cash	70	(28)	(105)	(15)
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	779	3,267	1,968	285
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	(2)	1	(1)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	7,524	7,266	10,532	1,527
Cash, cash equivalents and restricted cash at the end of the period	8,305	10,532	12,501	1,812

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	894	1,173	817	118
Share-based compensation expenses	77	81	86	12
(Gain) loss from fair value changes of equity securities	12	(1)	5	1
Foreign exchange (gain) loss, net	(208)	44	166	24
(Gain) loss on disposal of investments	-	-	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	775	1,297	1,074	155

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.25	0.42	0.35	0.05
Diluted	0.25	0.41	0.34	0.05

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	2.53	4.22	3.49	0.51
Diluted	2.48	4.06	3.36	0.49

Weighted average number of shares used in computation
Basic	3,066,765,293	3,068,046,594	3,072,694,153	3,072,694,153
Diluted	3,232,049,635	3,256,974,776	3,270,612,951	3,270,612,951

	Quarter Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to H World Group Limited (GAAP)	894	1,173	817	118
Interest income	(49)	(62)	(65)	(9)
Interest expense	74	86	76	11
Income tax expense	377	571	481	70
Depreciation and amortization	319	302	292	42
EBITDA (non-GAAP)	1,615	2,070	1,601	232
Share-based compensation	77	81	86	12
(Gain) loss from fair value changes of equity securities	12	(1)	5	1
Foreign exchange (gain) loss, net	(208)	44	166	24
(Gain) loss on disposal of investments	-	-	-	-
Adjusted EBITDA (non-GAAP)	1,496	2,194	1,858	269

H World Group Limited

Segment Financial Summary

	Quarter Ended March 31, 2025			Quarter Ended December 31, 2025			Quarter Ended March 31, 2026
	HWC	HWI	Elimination	HWC	HWI	Elimination	HWC	HWI	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	1,906	883	-	2,019	1,247	-	1,821	929	-
Manachised and franchised hotels	2,472	31	(4)	2,974	56	(7)	2,982	31	(7)
Others	96	11	-	224	12	-	228	12	-
Revenue	4,474	925	(4)	5,217	1,315	(7)	5,031	972	(7)

Depreciation and amortization	259	60	-	236	66	-	231	61	-
Adjusted EBITDA	1,574	(78)	-	1,867	327	-	1,914	(56)	-

Beginning in 1Q26, we relabeled our operating segments to "HWC" and "HWI", to replace formerly "Legacy-Huazhu" and "Legacy-DH". In addition, there is a minor realignment between these two segments in 2026; accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

Operating Results: HWC(1)

	Number of hotels				Number of rooms
	Opened in Q1 2026	Closed (2) in Q1 2026	Net added in Q1 2026	As of March 31, 2026	As of March 31, 2026
Leased and owned hotels	4	(12)	(8)	502	75,839
Manachised and franchised hotels	533	(165)	368	12,593	1,202,692
Total	537	(177)	360	13,095	1,278,531

(1) HWC refers to H World China, covering all hotel operating inside China.

	As of March 31, 2026
	Number of hotels	Unopened hotels in pipeline
Economy hotels	6,125	1,211
Leased and owned hotels	239	1
Manachised and franchised hotels	5,886	1,210
Midscale, upper-midscale hotels and others	6,970	1,654
Leased and owned hotels	263	10
Manachised and franchised hotels	6,707	1,644
Total	13,095	2,865

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2025	2025	2026	change
Average daily room rate (in RMB)
Leased and owned hotels	337	362	351	4.1%
Manachised and franchised hotels	267	283	280	5.0%
Blended	272	288	285	4.5%
Occupancy rate (as a percentage)
Leased and owned hotels	79.7%	81.8%	77.6%	-2.1p.p.
Manachised and franchised hotels	75.9%	78.1%	74.9%	-1.0p.p.
Blended	76.2%	78.4%	75.1%	-1.1p.p.
RevPAR (in RMB)
Leased and owned hotels	269	296	272	1.3%
Manachised and franchised hotels	203	221	210	3.6%
Blended	208	226	214	3.0%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of March 31,		For the quarter ended March 31,		yoy change	For the quarter ended March 31,		yoy change	For the quarter ended March 31,		yoy change
	2025	2026	2025	2026		2025	2026		2025	2026	(p.p.)
Economy hotels	4,424	4,424	162	157	-3.0%	204	207	1.5%	79.3%	75.8%	-3.5
Leased and owned hotels	232	232	195	191	-2.2%	236	239	1.0%	82.5%	79.8%	-2.6
Manachised and franchised hotels	4,192	4,192	159	154	-3.1%	201	204	1.5%	79.1%	75.5%	-3.6
Midscale, upper-midscale hotels and others	4,682	4,682	249	244	-1.9%	324	328	1.1%	76.7%	74.4%	-2.3
Leased and owned hotels	253	253	330	328	-0.8%	419	428	2.0%	78.8%	76.6%	-2.2
Manachised and franchised hotels	4,429	4,429	241	236	-2.0%	315	318	1.0%	76.5%	74.2%	-2.3
Total	9,106	9,106	213	208	-2.3%	273	277	1.4%	77.8%	75.0%	-2.8

Operating Results: HWI(2)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2026	Closed in Q1 2026	Net added in Q1 2026	As of March 31, 2026 (3)	As of March 31, 2026	As of March 31, 2026
Leased hotels	-	-	-	63	13,444	8
Manachised and franchised hotels	1	(4)	(3)	57	11,588	21
Total	1	(4)	(3)	120	25,032	29

(2)       HWI refers to H World International, which includes all hotels operating outside China.

(3)       As of March 31, 2026, a total of 2 hotels were temporarily closed due to repair and renovation.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
(In constant $)	2025	2025	2026	change
Average daily room rate (in USD)(4)
Leased hotels	122	137	122	-0.2%
Manachised and franchised hotels	128	143	132	3.4%
Blended	125	140	127	1.6%
Occupancy rate (as a percentage)
Leased hotels	62.1%	73.5%	64.0%	+1.9 p.p.
Manachised and franchised hotels	60.1%	71.3%	62.4%	+2.3 p.p.
Blended	61.2%	72.5%	63.3%	+2.1 p.p.
RevPAR (in USD)(4)
Leased hotels	76	101	78	2.9%
Manachised and franchised hotels	77	102	83	7.3%
Blended	76	101	80	5.0%

(4)	Period comparisons of hotel operating statistics are presented on a constant U.S. dollar basis, which is calculated by applying current-period quarterly average exchange rates to the prior comparable period.

Hotel Portfolio by Brand

	As of March 31, 2026
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	6,132	505,058	1,219
HanTing Hotel	4,626	402,202	878
NiHao Hotel	524	39,931	75
Hi Inn	730	40,050	256
Elan Hotel	40	2,239	-
Ibis Hotel	206	19,600	3
Zleep Hotels	6	1,036	7
Midscale hotels	5,632	605,638	1,071
JI Hotel	3,719	420,971	732
Orange Hotel	1,103	116,001	229
Starway Hotel	716	60,092	106
Ibis Styles Hotel	94	8,574	4
Upper midscale hotels	1,263	164,400	460
Crystal Orange Hotel	344	42,832	83
IntercityHotel(5)	174	28,038	106
Grand JI Hotel	-	-	12
CitiGO Hotel	32	4,838	2
Manxin Hotel	197	18,501	41
Madison Hotel	217	23,860	115
Mercure Hotel	235	34,115	77
Novotel Hotel	54	10,662	19
MAXX Hotel(6)	10	1,554	5
Upscale hotels	164	24,159	136
Blossom House	90	5,810	118
Joya Hotel	7	1,237	1
Grand Mercure Hotel	10	1,881	1
Steigenberger Hotels & Resorts(7)	54	14,644	16
Jaz in the City	3	587	-
Luxury hotels	19	2,838	3
Steigenberger Icons(8)	12	2,319	1
Song Hotels	7	519	2
Others	5	1,470	5
Other hotels(9)	5	1,470	5
Total	13,215	1,303,563	2,894

(5)	As of March 31, 2026, 123 operational hotels and 98 pipeline hotels of IntercityHotel were under HWC.

(6)	As of March 31, 2026, 5 operational hotels and 4 pipeline hotels of MAXX were under HWC.

(7)	As of March 31, 2026, 13 operational hotels and 10 pipeline hotels of Steigenberger Hotels & Resorts were under HWC.

(8)	As of March 31, 2026, 5 operational hotels and 1 pipeline hotel of Steigenberger Icon were under HWC.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).